SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 17, 2005

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Notice and Proxy Statements re Extraordinary General Meeting of Shareholders.

PARTNER COMMUNICATIONS COMPANY LTD.
NOTICE OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Rosh Ha’ayin, Israel March 17, 2005

        Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “EGM”) of Partner Communications Company Ltd. (the “Company” or “Partner”) will be held on Tuesday, April 12, 2005 commencing at 10:00 am (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournments thereof.

        It is proposed at the EGM to adopt the following resolutions:

(i)	to approve a new senior credit facility substantially on the terms described in the Proxy Statement attached hereto;

(ii)	to approve the amendment of the Company’s Articles of Association, as set out in Annex A to the Proxy Statement attached hereto; and

(iii)	to approve the repurchase of up to 33,317,932 Ordinary Shares of the Company held directly or indirectly by our founding Israeli shareholders, Elbit Ltd., Eurocom Communications Ltd., Polar Communications Ltd. and Matav Cable Systems Media Ltd. on the terms and subject to the conditions set forth in the offer letter from these shareholders dated February 7, 2005.

        Only shareholders of record at the close of business on March 22, 2005 will be entitled to receive notice of, and to vote at the EGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the EGM in person.

        Shareholders who will not attend the EGM in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in any event at least two business days prior to the date of the EGM) in the pre-addressed envelope provided. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the commencement of the EGM, and vote their shares in person.

        The Articles of Association of the Company also allow shareholders of the Company to vote at the EGM by means of a deed of vote and a form of deed of vote will be made available to shareholders registered in the Company’s Shareholder Register on the record. Holders of American Depositary Shares are not registered in the Company’s Shareholder Register but may instruct the Depositary, JPMorgan Chase Bank, as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their American Depositary Shares, in the manner and to the extent provided in the Depositary Agreement governing the American Depositary Shares.

        Registered joint holders of shares should take note that, pursuant to the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy, or by deed of vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

        Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 AM to 5 PM (Israel time). Our telephone number is +972-54-7814191.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President Chief Legal Counsel and Joint Company Secretary

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48092, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company” or “Partner”) in connection with the solicitation by the Board of Directors of proxies for use at an Extraordinary General Meeting of Shareholders (the “EGM”), to be held on Wednesday, April 12, 2005 commencing at 10:00 am (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

        It is proposed at the EGM:

(i)	to approve a new senior credit facility substantially on the terms described in this Proxy Statement;

(ii)	to approve the amendment of the Company’s Articles of Association described in this Proxy Statement; and

(iii)	to approve the repurchase of up to 33,317,932 Ordinary Shares of the Company held directly or indirectly by our founding Israeli shareholders, Elbit Ltd. (“Elbit”), Eurocom Communications Ltd. (“Eurocom”), Polar Communications Ltd. (“Polar”) and Matav Cable Systems Media Ltd. (“Matav”) on the terms and subject to the conditions set forth in the offer letter from these shareholders dated February 7, 2005.

        A form of proxy for use at the EGM and a return envelope for the proxy are enclosed. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the EGM and vote their shares in person. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and delivered to the Company at least two business days prior to the date of the EGM, will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the EGM or any adjournment thereof.

        Proxies for use at the EGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on March 22, 2005 will be entitled to receive notice of, and to vote at the EGM. Proxies are being mailed to shareholders on or about March 22, 2005 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        On February 28, 2005, the Company had outstanding 184,402,060 Ordinary Shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the EGM. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the EGM, or who have delivered to us a deed of vote, and entitled to vote, will constitute a quorum at the EGM.

Background to EGM

        Since launching full commercial operations in January 1999, the Company has evolved from an early stage company relying on external capital to fund operations and network build-out, to a more mature operating business with GSM and 3G networks and approximately 32% share of the Israeli cellular market, and generating significant cash flow. The Company now plans to recapitalize its balance sheet in line with its current business profile.

        The principal elements of the recapitalization are as follows:

1.	entering into a new senior credit facility, to replace our existing senior credit facility, whose outstanding balance was approximately US$ 273 million as of February 28, 2005, discussed in this Item 1 below;

2.	the planned issuance of new notes with a principal amount of up to 1.5 billion in Israel (the “New Notes”). The securities offered will not be or have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

3.	the repurchase of up to 33,317,932 Ordinary Shares of the Company from its founding Israeli shareholders at an aggregate price of up to approximately NIS 1.1 billion (the “Repurchase Transaction”), discussed in Item 3 below; and

4.	the planned redemption of the 13% senior subordinated notes we issued in August 2000 (the “13% Notes”).

        We currently intend to use the proceeds of our new senior credit facility and the proceeds from the anticipated issuance of debt securities to (i) complete the Repurchase Transaction, (ii) redeem the 13% Notes at a cost of approximately $193 million, assuming redemption in August 2005 (and assuming receipt of any corporate approvals required by law), (iii) repay outstanding amounts under our existing senior credit facility, and (iv) general corporate purposes. Our board of directors has not yet approved the issuance of New Notes nor the redemption of the 13% Notes.

        As conditions to the Repurchase Transaction, we are requesting that our shareholders approve (i) our entering into a new senior credit facility and (ii) the amendment to our Articles of Association, discussed in Item 2 below and relating primarily to the requirement in our license that at least 5% of our means of control be held by Israeli shareholders that meet certain conditions detailed in our license and the establishment of a committee for security matters. If either of these approvals from our shareholders is not received, a resolution approving the Repurchase Transaction will not have any effect, and we will not be able to complete the Repurchase Transaction.

ITEM 1 – APPROVAL OF A NEW
SENIOR CREDIT FACILITY

        We executed a term sheet for a new senior credit facility (the “New Facility”) on March 14, 2005. The principal purpose for entering into the New Facility is to provide the Company with greater financial flexibility by adopting terms and conditions appropriate to our current business profile. We intend to enter into the New Facility with Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. and cancel our existing senior credit facility (the “Existing Facility”). Below is a brief description of certain of the material terms of the New Facility and a comparison to similar terms in the Existing Facility. Our Existing Facility was filed as an attachment to our Form 20-F for the year ending December 31, 2002 and is available via EDGAR at www.sec.gov.

Tranches/Currency/Repayment/Purpose

        Existing Facility. Our Existing Facility is divided into three tranches: a $410 million term loan facility (“Facility A”), $150 million revolving loan facility (“Facility B”) and a $150 million shekel term loan facility (“Facility C”). Facilities A and B of our Existing Facility may be drawn in shekels, US dollars or euros, provided that not less than 60% of the outstanding advances under facilities A and B, at any time, must be in shekels and that not more than 40% of the outstanding advances under facilities A and B may be drawn in US dollars or euros. Facility C may be drawn only in shekels.

        Facility A was available for drawing until March 31, 2003, Facility B is available for drawing until June 30, 2008 and Facility C was available for drawing until December 31, 2004. At February 28, 2005, approximately $18 million was available for drawing under Facility A and approximately $ 132 million under facility B. Repayment under Facility A began on March 31, 2003 and is scheduled to continue until June 30, 2008, repayment under Facility B is scheduled to begin on June 30, 2008, and repayment under Facility C is scheduled to begin on March 31, 2005 and continue until June 30, 2009.

        New Facility. Our New Facility will be divided into two tranches: a $450 million term loan facility (“New Facility A”) and a $100 million revolving loan facility (“New Facility B”). New Facilities A and B of our New Facility may be drawn in shekels or US dollars, provided that not less than 90% of the outstanding Facilities A and B advances, at any time, must be in NIS and that no more than 10% of the outstanding Facilities A and B advances may be drawn in US dollars. Under the New Facility, New Facility A will be available for drawing for the first year of the New Facility, and New Facility B will be available for drawing for a period of six years. Amounts repaid under New Facility A may be reborrowed during the one-year period following repayment, subject to the payment of a fee of 0.5% per annum during such period for undrawn commitments. Generally, amounts repaid under New Facility B may be reborrowed at any time during the six-year term of the New Facility.

        Under the New Facility, repayment of the New Facility A will begin after one year and continue until the end of the sixth year of the New Facility, and repayment of the New Facility B will be required at the end of the sixth year of the New Facility.

        Under the New Facility, we must use amounts borrowed by us for the refinancing of existing senior debt and may use remaining amounts to repurchase shares of the Company or pay dividends; and working capital.

Margin

        Existing Facility. Under the Existing Facility, with respect to Facility A and Facility B the margin is 0.90% per annum over the cost of funds to the lending banks for similar loans, but may be reduced prior to the end of 2006 to 0.70% if we exceed certain financial covenants by at least 35%, and to 0.45% if we exceed certain financial covenants by at least 75%, in both cases provided that we repaid at least 50% of our total commitments under the Existing Facility. Beginning in 2007, no reduction in margin will be made under Facility A and Facility B unless already reduced in 2006. The margin with respect to Facility C is 1.25% per annum over the cost of funds for the lending banks for similar loans and may not be reduced. In addition, so long as an Event of Default under the Existing Facility exists, the margin with respect to each facility will be increased by an additional 2% per annum.

        New Facility. Under the New Facility, the margin with respect to New Facility A and New Facility B will be 1% per annum over the wholesale rate of interest (or comparable lending rate) of each lending bank. In addition, so long as an Event of Default exists under the New Facility, the margin with respect to each facility will be increased by (i) an additional 1% per annum during the first quarter of a default not related to non-payment and (iii) an additional 3% for a default that lasts more than one quarter or that results from our non-payment of amounts due.

Fees

        Existing Facility. The commitment fee with respect to Facility A and Facility B ranges between 0.125% and 0.375% of undrawn commitments under Facilities A and B together, depending on utilized amount. In addition, we pay to the banks a commitment fee of 0.35% per annum of the undrawn commitments under Facility C.

        New Facility. The commitment fee for New Facility A will be 0.25% of undrawn commitments of New Facility A during the first year and 0.5% thereafter, and 0.5% of undrawn commitments of New Facility B. In addition, we will pay an upfront fee and annual fees as is customary in bank facilities.

Financial Covenants

        Existing Facility. Under the Existing Facility, the Company was required to meet financial covenants including certain minimum levels for the following financial ratios, measured annually and for the first half of each year:

—	“Fixed Charge Coverage Ratio” (EBITDA after subscriber acquisition costs (“SAC”), divided by the sum of debt service, capital expenditures and tax payments).

—	“Facility Debt Coverage Ratio” (EBITDA after SAC, divided by the aggregate advances made under the Existing Facility).

—	“Total Debt Coverage Ratio” (EBITDA after SAC, divided by Total Debt (as defined in the Existing Facility)).

—	“ADSCR” (EBITDA after SAC divided by Debt Service (as defined in the Existing Facility)).

        New Facility. The New Facility requires the Company to meet certain minimum or maximum levels for the following financial covenants, to be measured each June 30 and December 31 based on the last six month results multiplied by two:

—	Ratio of equity (book capitalization) to total liabilities.

—	Ratio of net debt to EBITDA.

—	Ratio of net debt to EBITDA minus capital expenditures.

Dividend Restrictions and Share Pledges

        Existing Facility. The Existing Facility prohibits any payment of dividends or any other similar payments on our ordinary shares or repayment of principal on subordinated loans or shareholders’ loans, or payments to shareholders generally by way of return or repurchase of capital other than by way of a “permitted distribution”. In addition, under the Existing Facility the principal shareholders are required to pledge in favor of the Security Trustee shares constituting 51% of the total issued share capital of the Company during the term of the Existing Facility. In the event that the Company meets the following financial conditions, a permitted distribution will be permitted and shares pledged by the principal shareholders under the share pledges may be released:

—	During the years 2003–2007, each of the Fixed Charge Coverage Ratio, Facility Debt Coverage Ratio, Total Debt Coverage Ratio and ADSCR for the preceding one-year ratio period shall exceed the financial covenants by at least 35% of such minimum ratio required for such period. In the year 2008, the Total Debt Coverage Ratio for the year 2007 shall be not less than 135%, and in the year 2009, the Total Debt Coverage Ratio for the year 2008 shall be not less than 280%; and

—	We repaid to the participating banks an amount equal to half the amount of our total commitments under the Existing Credit Facility.

        In the absence of these current proposals, we would expect to meet the conditions that would permit the release of the share pledges of the principal shareholders during the first quarter of this year, and the conditions that would permit a distribution by the end of 2005.

        New Facility. The New Facility will also prohibit any payment of dividends or any other similar payments on our ordinary shares or repayment of principal on subordinated loans or shareholders’ loans, or payments to shareholders generally by way of return or repurchase of capital other than by way of a “permitted distribution”. A permitted distribution will be permitted in the event that the Company meets the following financial conditions:

—	The ratio of equity (book capitalization) to total liabilities is more than 20%.

—	The ratio of net debt to EBITDA is less than 2.0.

—	The ratio of net debt to EBITDA (minus capital expenditures) is less than 3.25.

Security

        Existing Facility. Repayment of amounts due under the Existing Facility is secured principally by a debenture executed by the Company and certain of its subsidiaries, an assignment by way of security of its hedging agreements, as well as the pledge of the Company shares by our principal shareholders, referred to above.

        New Facility. Repayment of amounts due under the New Facility will be secured by a general floating charge on all of our assets, but will not require a share pledge by principal shareholders.

Change in Control

        Existing Facility. The Existing Facility provides that upon a change in control of the Company, the Company must immediately repay all amounts due under the Existing Facility. “Change in Control” is defined as: (a) the Hutchison Telecommunications Group ceasing to hold, directly or indirectly, at least 30% of our voting rights; (b) the Hutchison Telecommunications Group together with Elbit, Eurocom, Polar and Matav ceasing to hold, directly or indirectly, at least 51% of our voting rights: or (c) Hutchison Whampoa ceasing to hold, directly or indirectly, at least 51% of the Hutchison Telecommunications Group.

        New Facility. The New Facility will similarly provide that upon a change in control of the Company, the Company must immediately repay all amounts due under the New Facility. However, a “Change in Control” is defined as a reduction of the holdings of the founding shareholders in the Company, as a group, below that required by our license which is currently 26%.

        It is proposed that at the EGM the following resolutions be adopted:

“RESOLVED, to approve the execution and performance by the Company of the new senior credit facility substantially in accordance with the terms described above and to cancel the Company’s existing senior credit facility;

FURTHER RESOLVED, that the Company’s management shall be authorized to take all steps and to execute and deliver all such instruments and documents in the name and on behalf of the Company, as in its judgment shall be necessary, proper or advisable in order to fully carry out the intent and to accomplish the purposes of the foregoing resolution”.

        Under the Companies Law, an extraordinary transaction of a company with a controlling shareholder or in which a controlling shareholder has a personal interest requires the approval of the company’s audit committee, board of directors and shareholders. The approval by the shareholders of such a transaction requires approval by the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter for the approval thereof, provided that either (a) the majority of the Ordinary Shares voted at the meeting includes at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter; or (b) the total Ordinary Shares of the shareholders referred to in clause (a) voted against the matter does not exceed one percent of the aggregate voting rights of the Company.

        Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of shares in the Company. Each shareholder is asked to indicate on the enclosed proxy card whether or not he has a personal interest in this matter as a condition for his right to vote and be counted with respect to such resolution.

        Because the execution of the New Facility may accelerate the release of the share pledges granted by our founding shareholders, and because a substantial portion of the proceeds may be used to fund the Repurchase Transaction described below, the New Facility may be considered a transaction in which a controlling shareholder has a personal interest. In addition, certain controlling persons of principal shareholders of the Company are also, indirectly, part of the controlling group of shareholders of Bank Hapoalim, a participating bank in the Existing Facility and New Facility. Accordingly, and for the avoidance of doubt, we are seeking the special shareholders’ approval required of an extraordinary transaction in which a controlling shareholder has a personal interest.

The Audit Committee and the Board of Directors recommend a vote FOR approval of these proposed resolutions.

In the event this resolution is not approved by the shareholders, the resolutions set forth in Item 3 will have no effect.

ITEM 2 – AMENDMENT TO THE COMPANY’S
ARTICLES OF ASSOCIATION

        Amendment No. 31 to our general license adopts new provisions relating principally to the requirement of our general license for certain minimum shareholdings by Israeli shareholders, and relating to the formation of a new mechanism for addressing security related matters. In accordance with the terms of this amendment, we are required to amend our Articles of Association. The amendment proposed is attached hereto as Annex A.

        It is proposed that at the EGM the following resolution be adopted:

“RESOLVED,to approve the amendment to the Company’s Articles of Association in the form attached hereto as Annex A.”

        Pursuant to the Articles of Association, the affirmative vote of the holders of 75% of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of an amendment to the Company’s Articles of Association.

        In addition, under the Companies Law, an extraordinary transaction of a company with a controlling shareholder or in which a controlling shareholder has a personal interest requires the approval of the company’s audit committee, board of directors and shareholders. The approval by the shareholders of such a transaction requires approval by the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter for the approval thereof, provided that either (a) the majority of the Ordinary Shares voted at the meeting includes at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter; or (b) the total Ordinary Shares of the shareholders referred to in clause (a) voted against the matter does not exceed one percent of the aggregate voting rights of the Company.

        Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of shares in the Company. Each shareholder is asked to indicate on the enclosed proxy card whether or not he has a personal interest in this matter as a condition for his right to vote and be counted with respect to such resolution.

        Because the amendment to the articles is a condition for approval of the Ministry of Communications of a reduction in the minimum holding of Israeli entities in the Company, and because such a reduction is a condition to the repurchase transaction described below, for the avoidance of doubt, we are seeking the special shareholders’ approval required of an extraordinary transaction in which a controlling shareholder has a personal interest.

The Audit Committee and the Board of Directors recommend a vote FOR approval of this proposed resolution.

In the event this resolution is not approved by the shareholders, the resolutions set forth in Item 3 will have no effect.

ITEM 3 – APPROVAL OF REPURCHASE TRANSACTION

Background

        Our audit committee and board of directors have approved the Company’s acceptance of an offer made on February 7, 2005 by our founding Israeli shareholders, Elbit, Eurocom, Polar and Matav (the “Founding Israeli Shareholders”), who together held 22.5% of our shares as of February 28, 2005, to sell Partner shares back to the Company. By accepting the offer, we agreed, subject to certain conditions, to repurchase approximately 31.7 million Partner shares held by Elbit, Eurocom and Polar, representing in the aggregate 17.2% of our shares (and all of the shares held by those shareholders). As a result of the repurchase, the holdings of our major shareholder, Hutchison Telecommunications International Limited (“HTIL”) would increase from 42.9% to 51.8%.

        In addition, pursuant to this offer, Matav has the right to participate in the sale to us. In the event that Matav elects to sell shares, the total number of shares repurchased by us would increase to approximately 33.3 million Partner shares, representing in the aggregate 18.1% of our ordinary shares. If Matav exercises its rights to sell shares to the Company together with Elbit, Eurocom and Polar, following the repurchase, the holdings in Partner of Elbit, Eurocom, Matav and Polar would be reduced to 2.1%, 1.5%, 1.3% and 0.5%, respectively, while the indirect holdings of HTIL would increase from 42.9% to 52.4% instead.

        The price per share in the Repurchase Transaction is 90% of the volume weighted average price of our ordinary shares on the Tel Aviv Stock Exchange over the 20 trading days immediately preceding the day before the EGM, for which this proxy is being distributed, but in no event lower than NIS 31.04 per Ordinary Share or higher than NIS 32.22 per Ordinary Share. Assuming the maximum price and the maximum number of shares, the total consideration would be NIS 1,074 million.

        We intend to cancel the shares that we repurchase in the Repurchase Transaction.

Conditions of the Repurchase Transaction

        The Repurchase Transaction is subject to the satisfaction of the following conditions precedent:

a.	receipt of financing by the Company of approximately $250 million from its lending banks to finance the Repurchase Transaction and amendment of its credit facility to the extent required to effect the Repurchase Transaction. This condition will be fulfilled upon approval of the New Facility as described above in Item 1.

b.	approval of the Repurchase Transaction and the financing by the shareholders of the Company in accordance with section 275 of the Companies Law, 5759-1999, including the amendment of the Company’s Articles of Association, to the extent required to effect the Repurchase Transaction. This condition will be fulfilled upon approval of the New Facility as described above in Item 1, approval of the amendment to the Articles of Association of the Company as described in Item 2 above and approval of the Repurchase Transaction in this Item 3.

c.	receipt of consent from the Company’s lending banks to release the secured guarantees of the credit facility granted by shareholders of the Company (and related share pledges); provided that if the banks so require, the Company may agree that the shares may be purchased subject to the related share pledges, in which event this condition shall be deemed to have been satisfied. This condition will be fulfilled upon approval of the New Facility as described above in Item 1.

d.	approval of the Ministry of Communications (“MOC”) pursuant to the Company’s general license to the transfer of more than 10% of the “means of control” of the Company. This approval has been received.

e.	amendment of the Company’s general license to lower the minimum percentage holding required of “Israeli entities”, including citizens or residents of Israel, either directly or indirectly, (the “Required IsraeliPercentage”) from 20% to no greater than 5% of each of the Means of Control. An amendment of our general license lowering the Required Israeli Percentage to 5% has been approved.

f.	approval of the Repurchase by the Commissioner of Restrictive Trade Practices to HTIL’s Transaction controlling more than 50% of the Company. This approval has not yet been approved.

g.	no Founding Israeli Shareholder shall have defaulted on its offer to sell shares in the Repurchase.

Termination of the Repurchase

        The Repurchase Transaction will automatically terminate if:

    (i)        the shareholders meeting to approve the Repurchase Transaction and related actions is not held by April 19, 2005;

    (ii)        the shareholders of the Company do not duly approve the Repurchase Transaction at the shareholder meeting convened for such purpose; or

    (iii)        the Repurchase Transaction will not have closed for any reason by April 28, 2005.

Purposes

        The principal purposes for the Repurchase Transaction are to increase shareholder value by (a) removing the perceived overhang in the equity market created by the Founding Israeli Shareholders actively seeking to exit their investment in the Company, and (b) enhancing the Company’s earnings per share.

        The proposed Repurchase Transaction offers the following advantages to the Company and its shareholders:

—	The purchase will maximize the number of shares sold in a single transaction by the Founding Israeli Shareholders and will, therefore, minimize any future overhang.
—	The price to be paid to the Founding Israeli Shareholders will reflect at least a 10% discount to the weighted average price during the 20 trading days prior to the day before the date of the shareholders meeting.
—	By virtue of the Repurchase Transaction, the earnings per share of the Company, a factor which we believe is an investment measure used by investors to judge our financial performance, is expected to rise, and may also lead to an increase in equity value.

Fallback Agreement

        According to Schedule 13D filings made with the US Securities and Exchange Commission, on February 7, 2005, the Founding Israeli Shareholders and Matav Investments Ltd., a wholly-owned subsidiary of Matav, entered into an agreement with Advent Investments Pte Limited and Hutchison Telecommunications International (Netherlands) BV (“HTIN”), the HTIL subsidiaries holding Partner’s shares, (the “Fallback Agreement”) that, among other things, (i) sets forth terms and conditions for the sale of Partner shares by such shareholders in the event that the Repurchase Transaction does not occur under certain circumstances, and (ii) obligates all of the parties to the Fallback Agreement to vote all of their respective Partner shares in favor of the Repurchase Transaction.  Under the Fallback Agreement, the Founding Israeli Shareholders and Matav Investments Ltd. have a right to sell, and HTIN has certain rights to purchase, their Partner shares if the Repurchase Transaction fails to be consummated in certain circumstances, including the failure of the shareholders to approve the Repurchase Transaction.

        Our Audit Committee and Board of Directors received a fairness opinion in connection with the Repurchase Transaction from Lehman Brothers. The opinion states that, subject to the assumptions set out therein, Lehman Brothers is of the opinion as of the date of the opinion that, from a financial point of view, the maximum consideration to be paid in the proposed Repurchase Transaction is fair to the Company. The Lehman Brothers opinion did not address the Company’s underlying business decision to proceed with or effect the proposed transaction, which decision was made by the Company’s Audit Committee and Board of Directors.

        Provided that the resolutions set forth in Items 1 and 2 above have been duly adopted by the shareholders of the Company, it is proposed that at the EGM the following resolutions be adopted:

“RESOLVED, to approve the repurchase of up to 33,317,932 Ordinary Shares of the Company from our founding Israeli shareholders in accordance with the terms of the offer dated February 7, 2005 from these shareholders, and

FURTHER RESOLVED, that the management of the Company be authorized to take all steps and to execute and deliver all such instruments and documents in the name and on behalf of the Company, as in its judgment shall be necessary, proper or advisable in order to fully carry out the intent and to accomplish the purposes of the foregoing resolution.”

        Under the Companies Law, an extraordinary transaction of a company with a controlling shareholder or in which a controlling shareholder has a personal interest requires the approval of the company’s audit committee, board of directors and shareholders. The approval by the shareholders of such a transaction requires approval by the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter for the approval thereof, provided that either (a) the majority of the Ordinary Shares voted at the meeting includes at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter; or (b) the total Ordinary Shares of the shareholders referred to in clause (a) voted against the matter does not exceed one percent of the aggregate voting rights of the Company.

        Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of shares in the Company. Each shareholder is asked to indicate on the enclosed proxy card whether or not he has a personal interest in this matter as a condition for his right to vote and be counted with respect to such resolution.

        The Company believes that the Founding Israeli Shareholders and HTIL may be considered to have a personal interest in this matter. Accordingly, we are seeking the special shareholders’ approval required of an extraordinary transaction, in which a controlling shareholder has a personal interest.

The Audit Committee and the Board of Directors recommend a vote FOR approval of these proposed resolutions.

In the event the resolutions set forth in Items 1 or 2 above are not approved by the shareholders, the resolutions set forth in Item 3 will have no effect.

RESTRICTIONS ON VOTING RIGHTS

        Partner conducts its operations pursuant to a license granted to Partner by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner’s license contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in our license. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications in Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered as dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

        Any shareholder seeking to vote at the General Meetings must notify the Company prior to the vote, or, if the vote is by deed of vote, must so indicate on the deed of vote, if any of the shareholder’s holdings in Partner or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in sections 21 and 23 of Partner’s license. If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President Chief Legal Counsel and Joint Company Secretary

Dated: March 17, 2005

ANNEX A

1.	The following definitions shall be added to the Articles:

Founding Shareholder	A "founding shareholder or its substitute" as defined in Section 21.8 of the License.

Founding Israeli Shareholder	A Founding Shareholder who also qualifies as an "Israeli Entity" as defined for purposes of Section 22A of the License.

Minimum Founding Shareholders Holding	The minimum shareholding in the Company required to be held by Founding Shareholders pursuant to Section 22A.1 of the License.

Minimum Israeli Holding	The minimum shareholding in the Company required to be held by Founding Israeli Shareholders pursuant to Section 22A.2 of the License.

Qualified Israeli Director	A director who at all times (i) is a citizen of Israel and resident in Israel, (ii) qualifies to serve as a director under applicable law, (iii) qualifies as a Director with Clearance as defined in section 25A, and (iv) is appointed to the Board of Directors of the Company pursuant to section 23.2.6 of these Articles.

2.	The following new section 10B shall be added:

“10B. Required Minimum Holdings

10B.1. Our License requires that Founding Shareholders hold Shares constituting at least the Minimum Founding Shareholders Holding and that Founding Israeli Shareholders hold Shares constituting at least the Minimum Israeli Holding.

10B.2. Shares held by Founding Shareholders, to the extent such Shares constitute all or a portion of the Minimum Founding Shareholders Holding, shall be registered directly in the name of the Founding Shareholder in the shareholder register of the Company, with a note indicating that such Shares are “Minimum Founding Shareholders Shares.” Minimum Founding Shareholders Shares that are held by Founding Israeli Shareholders, to the extent such Shares constitute all or a portion of the Minimum Israeli Holding, shall also be recorded in the shareholder register with a note indicating that such Shares are “Minimum Israeli Holding Shares.

10B.3. No transfer by a Founding Shareholder of Minimum Founding Shareholder Shares or by a Founding Israeli Shareholder of Minimum Israeli Holding Shares shall be recorded in the Company’s shareholder register, or have any effect, unless the Company’s Secretary shall have received written confirmation from the Ministry of Communications that the transfer complies with section 21.8 of the License. The Company Secretary may, in his or her discretion, refer any question in connection with the recording of Minimum Founding Shareholders Shares or Minimum Israeli Holding Shares, or their transfer, to the Company’s audit committee whose decision shall be binding on the Company. As a condition to any transfer of Minimum Founding Shareholders Shares or Minimum Israeli Holding Shares, the transferee shall be required to deliver to the Company’s Secretary (a) a share transfer deed that includes an undertaking by the transferee to comply with all requirements of section 22A of the License and (b) all information requested with respect to the transferee’s qualification as a Founding Shareholder and/or a Founding Israeli Shareholder.”

3.	New sections 23.2.5 and 23.2.6 will be added:

“23.2.5 At least 10% of the members of the Board of Directors of the Company shall be comprised of Qualified Israeli Directors. Notwithstanding the above, if the board is comprised of up to 14 members, one Qualified Israeli Director shall be sufficient, and if the board is comprised of between 15 and 24 members, two Qualified Israeli Directors shall be sufficient.

23.2.6 Notwithstanding any other provision of these Articles, a Qualified Israeli Director shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by the Founding Israeli Shareholders holding Minimum Israeli Holding Shares. For purposes of this section, a notice signed by at least two of the Founding Israeli Shareholders who are the record holders of at least 50% of Minimum Israeli Holding Shares shall be deemed to be sufficient notice on behalf of all holders of Minimum Israeli Holding Shares.”

4.	A new section 25A will be added:

“25A. Committee for Security Matters

25A.1. Notwithstanding any other provision in these Articles, the Board of Directors shall appoint from among its members who have security clearance and security compatibility to be determined by the General Security Service (“Directors with Clearance”) a committee to be designated the “Committee for Security Matters”. The members of the Committee for Security Matters shall include at least four (4) Directors with Clearance including at least one external director. Subject to section 25A.2 below, security matters shall be considered only in the context of the Committee for Security Matters. Any decision of, or action by the Committee for Security Matters shall have the same effect as if it had been made or taken by the Board of Directors. The Board of Directors shall consider a security matter only if required pursuant to section 25A.2 below, and subject to the terms of that section. For purposes of this section 25A, “security matters” shall be defined in the same manner as defined in the Bezeq Order (Determination of Essential Service Provided by Bezeq-The Israeli Telecommunications Company Ltd.), 1997, as of March 9, 2005.

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25A.2. Security matters which the audit committee or board of directors shall be required to consider in accordance with the mandatory rules of the Companies Law or other Law applicable to the Company, shall be considered to the extent necessary only by Directors with Clearance. Other Directors shall not be entitled to participate in meetings of the audit committee or board of directors dealing with security matters, or to receive information or documents related to these matters. A quorum for these meetings shall include only Directors with Clearance.

25A.3. Any director or officer of the Company who would otherwise be required to receive information or participate in meetings by virtue of his or her position or these Articles or any Law, but who is prevented from doing so by the provisions of this Article 25A, will be released from any liability for any claim of breach of duty of care to the Company which results from her or his inability to receive information or participate in meetings, and the Company shall indemnify any such director or officer and hold her or him harmless to the maximum extent permitted by law for any injury or damage she or he incurs as a result of the inability to receive such information or participate in such meetings.

25A.4. The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to any other corporate body in the Company with respect to security matters.

25A.5. (1) The Minister of Communications shall be entitled to appoint an observer (the “Security Observer”) to all meetings of the board of directors and its committees. The Security Observer shall have the security clearance and security compatibility to be determined by the General Security Service.

(2) The Security Observer shall be an employee of the State of Israel qualified to serve as a director pursuant to Chapter C of the Government Companies Law, 1975.

(3) In addition to any other obligations under Law, the Security Observer shall be bound to preserve the confidentiality of [information relating to] the Company, except as required to fulfill his responsibilities as an observer. The Security Observer will not act as an observer or in any other position at a competitor of the Company, and will avoid a conflict between his position as an observer and the interests of the Company. The Security Observer shall undertake not to serve as an observer or officer or director, and not serve in any other capacity or be employed, directly or indirectly, by any entity competing with the Company or in a position of conflict of interest with the Company during the period of his service as the Security Observer and for two years after termination of such period.

(4) Notices of meetings of the board of directors and its committees, including of the Committee for Security Matters, shall be delivered to the Security Observer, and he shall be entitled to participate in each such meeting.

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(5) The Security Observer shall have the same right to obtain information from the Company as that of a Director. If the Company believes that specific information requested is commercially sensitive and not required by the Security Observer for fulfillment of his duties, the Company may delay delivery of the information upon notice to the Security Observer. If the Security Observer still believes the information is needed for his duties, the matter shall be brought for decision to the head of the General Security Service.

(6) If the Security Observer believes that the Company has made a decision, or is about to make a decision, in a security matter, which conflicts with a provision of the License or section 13 of the Communications Law (Telecommunications and Broadcasting), 1982 or section 11 of the General Security Service Law, 2002, he shall promptly notify the Company in writing. Said notice shall be delivered to the chairman of the board of directors and chairman of the Committee for Security Matters and shall provide an appropriate defined period of time, in light of the circumstances, in which the Company shall be required to correct the violation or change the decision, to the extent possible.”

5.	In order to avoid duplicative mechanisms with respect to our license requirements regarding Israeli holdings and holdings of founding shareholders and their substitutes, the following amendments to section 44 are proposed:

(1)	In section 44.2:

(a)	in the definition of “Intervening Act”, the words “the nationality and/or” shall be deleted;

(b)	in the definition of “Relevant Person”, subsections (a) and (b) shall be deleted and subsections (c) and (d) shall be renamed (a) and (b), respectively; and

(2)	In section 44.8.2, after the word “Depositary”, the following words shall be added: “trustee, registration or nominee company or other agent.”

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: March 17, 2005